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April 28, 2006

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Re:    KOBREN INSIGHT FUNDS (THE "TRUST") (FILE NOS. 333-12075; 811-07813)
       ------------------------------------------------------------------

Dear Ms. Williams and Mr. Barrientos:

         This letter responds to comments of the staff of the Securities and Exchange Commission (the "Commission") transmitted orally on April 13, 2006 relating to the Post-Effective Amendment to the Trust's Registration Statement on Form N-1A (the "Registration Statement") that was filed with the Commission on February 28, 2006 (accession no. 0000935069-06-000521) pursuant to Rule 485(a) under the Securities Act of 1933 ("1933 Act").

         For the staff's convenience, its comments are restated below, followed by the Trust's responses.

PROSPECTUS (KOBREN GROWTH FUND):
-------------------------------

"PRINCIPAL INVESTMENTS"; PAGES 3 AND 4
--------------------------------------

COMMENT 1. The prospectus states under the sixth bullet point of the section captioned "Principal Investment Risks" that risks relating to political instability and decline in the value of foreign currencies are "more severe for securities of issuers in emerging market countries." Since disclosure concerning emerging market countries was made in the "Principal Investment Risks" section, disclose in the "Principal Investments" section on page 3 that the fund may invest in emerging market issuers.

RESPONSE: Accepted. The phrase ", including emerging market issuers" will be added at the end of the second sentence of the first bullet point under "Principal Investments" and at the end of the third sentence of the second bullet point under that section.

"INVESTMENT STRATEGY"; PAGE 3
-----------------------------

COMMENT 2. The prospectus states that the fund's equity assets may be allocated to one or more of a number of global equity styles including "Specialized International Equity." Please explain what is meant by "Specialized International Equity."

RESPONSE: Accepted. The following disclosure will be added to the narrative immediately after the last bullet point in the section titled "Investment Styles": "Specialized International Equity funds concentrate their investments in particular regions or countries or may concentrate in emerging markets."


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U.S. Securities and Exchange Commission
April 28, 2006
Page 2

"FEE TABLE"; PAGE 6
-------------------

COMMENT 3. Please add narrative disclosure to the "Fee Table" regarding that investors in the fund will also bear the costs of the underlying funds.

RESPONSE: The Trust notes that the requested disclosure already exists both in the narrative immediately preceding the Fee Table and in the Principal Investment Risk section.

COMMENT 4. Please make the footnote regarding the voluntary fee waiver less prominent. This may be accomplished by reducing the font size of footnote number 1 so that it is not as prominent as the rest of the Fee Table. Also reduce the font size of the table included in footnote number 1 or, in the alternative, revise the table into narrative format.

RESPONSE: Accepted. The font for footnote number 1 will be reduced so that it is not as prominent as the rest of the text of the prospectus.

COMMENT 5. Under footnote number 1, please change all references of "total annual fund operating expenses" to "net fund operating expenses."

RESPONSE: As discussed with Ms. Williams, the fund will change the disclosure at the end of footnote number 1 to read: [new disclosure is underlined] "total NET annual fund operating expenses."

"INVESTMENT ADVISER - KOBREN INSIGHT MANAGEMENT, INC."; PAGE 8
--------------------------------------------------------------

COMMENT 6. Please describe the relationship between the portfolio managers (E.G., describe how their responsibilities and duties are related to each other; whether the portfolio managers share duties and obligations or work as a team on all matters jointly; whether one portfolio manager is more primary than the other).

RESPONSE: Accepted. The disclosure in the fourth paragraph under the section captioned "Investment Adviser - Kobren Insight Management, Inc." will be revised as follows: [new language is underlined]

         Eric M. Kobren is the PRIMARY Portfolio Manager for the fund and has been the fund's PRIMARY portfolio manager since its inception in 1996. MR. KOBREN APPROVES ALL TRANSACTIONS FOR THE FUND. Mr. Kobren is and has been the President of KIM since its inception in 1987. He has also been the president and principal shareholder of Mutual Fund Investors Association, Inc., the publisher of FIDELITY INSIGHT and FUNDSNET INSIGHT reports, since its inception in 1985. Mr. Kobren has been in the investment business since 1976.


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U.S. Securities and Exchange Commission
April 28, 2006
Page 3

"CALCULATION OF NET ASSET VALUE PER SHARE"; PAGE 9
--------------------------------------------------

COMMENT 7. Please describe the circumstances under which the shares of the underlying funds will use fair value pricing.

RESPONSE: The Trust's respectfully submits that the disclosure in the Prospectus is adequate. The Prospectus currently discloses, "The prospectuses for these underlying funds explain the circumstances under which they will use fair value pricing and the effects of using fair value pricing." The Trust notes that because the fund invests in numerous unaffiliated funds, each with different policies and procedures under which it may use fair value pricing, and such disclosure is already provided for in each underlying fund's prospectus, additional information in the Prospectus is not necessary and would be an undue burden on the fund to duplicate such disclosures in the prospectus.

COMMENT 8. Please describe the circumstances under which the fund would initiate fair value pricing for shares of the underlying funds.

RESPONSE: Accepted. The first sentence of the second paragraph under the section captioned "Calculation of Net Asset Value Per Share" will be revised to state:
[new text is underlined] "Shares of underlying funds are valued at their reported NAVs or, IF THEIR NAVS ARE NOT REPORTED, AT THEIR fair value."

"FOR MORE INFORMATION"; BACK COVER
----------------------------------

COMMENT 9. Please change the phone number of the Public Reference Room of the Commission to (202) 551-8090 and state that the SAI is legally part of the Prospectus.

RESPONSE:  Accepted.

PROSPECTUS (DELPHI VALUE FUND):
------------------------------

BAR CHARTS; PAGE 4
------------------

COMMENT 10. The prospectus contains two bar charts that show the performance of the fund's Retail Class and Institutional Class for each year from 1999 to 2005. Please delete information concerning one of the classes.

RESPONSE: As discussed with Ms. Williams, the fund may continue to provide bar charts for each of its classes as set forth in the prospectus. The fund believes that its investors find this information useful.


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U.S. Securities and Exchange Commission
April 28, 2006
Page 4

COMMENT 11. The prospectus contains two bar tables showing the fund's return before taxes, return after taxes on distributions, and return after taxes on distributions and sale of fund shares for both the Retail Class and the Institutional Class for the 1-year, 5-year, and since inception periods. Please delete the after tax information concerning one of the classes.

RESPONSE: As discussed with Ms. Williams, the fund may continue to provide the after tax performance information for each of its classes as set forth in the prospectus. The fund believes that its investors find this information useful.

FEE TABLE; PAGE 5
-----------------

COMMENT 12. Please revise the second sentence of footnote number 1 concerning the fund's voluntary expense limitation to clarify that the total annual fund operating expenses of both the Retail Class and the Institutional Class were below their respective expense limitations.

RESPONSE: Accepted. The referenced sentence will be revised to read, "For the year ended December 31, 2005, actual total annual fund operating expenses for both the Retail Class and the Institutional Class were below these voluntary expense limitations of 1.75% and 1.50%, respectively."

"MORE ABOUT THE FUND'S STRATEGIES AND INVESTMENTS"; PAGE 6
-----------------------------------------------------------

COMMENT 13. Please move the disclosure found under the subsection captioned "Derivative Contracts" to under the subsection captioned "Additional Investments and Related Risks."

RESPONSE: The information under the primary section captioned "More about the Fund's Strategies and Investments" is included in response to Item 4 of Form N-1A. This information includes "Defensive Investing," "Derivative Contracts," "Additional Investments and Related Risks," and "Portfolio Holdings." As discussed with Ms. Williams, the fund may continue to break out these subsections using subheadings and need not combine "Derivative Contracts" and "Additional Investments and Related Risks."

"INVESTMENT ADVISER AND SUBADVISER"; PAGE 6
--------------------------------------------

COMMENT 14. Please disclose the rate at which the subadvisory fee is being paid to Delphi Management, Inc. by Kobren Insight Management, Inc.

RESPONSE: The following disclosure will be added: "KIM pays Delphi a monthly subadvisory fee at the annual rate of 0.50% of the fund's average daily net assets. The fund is not responsible for paying Delphi's subadvisory fee."


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U.S. Securities and Exchange Commission
April 28, 2006
Page 5

COMMENT 15. Please disclose where shareholders can find information concerning the factors considered by the fund's Board of Trustees in approving the fund's subadvisory agreement with Delphi Management, Inc.

RESPONSE: Accepted. The existing sentence will be revised to state: [new text is underlined] "A discussion regarding the factors considered by the fund's Board of Trustees in approving the fund's investment advisory AND SUBADVISORY AGREEMENT is available in the fund's annual report to the shareholders for the period ended December 31, 2005."

"CALCULATION OF NET ASSET VALUE PER SHARE"; PAGE 7
---------------------------------------------------

COMMENT 16. Please describe the circumstances under which the fund would initiate fair value pricing.

RESPONSE: The second sentence of the second paragraph under the section captioned "Calculation of Net Asset Value Per Share" will be revised to state:
"Fair value, which means estimating a security's value at other than the market quotation, may be used if the security's closing market price or market quotation is not available or is considered unreliable."

 "SHORT-TERM AND EXCESSIVE TRADING POLICY"; PAGE 10
---------------------------------------------------

COMMENT 17. Please disclose whether there are any market-timing risks specific to this fund.

RESPONSE: Accepted. The following sentence will be added as the last sentence of the paragraph captioned "Limitations on the Ability to Detect and Curtail Excess Trading Practices": "The fund does not believe that it presents market-timing risks that are different from those associated with other similar funds that invest primarily in equity securities of U.S. issuers."

"FOR MORE INFORMATION"; BACK COVER
----------------------------------

COMMENT 18. Please change the phone number of the Public Reference Room of the Commission to (202) 551-8090 and state that the SAI is legally part of the Prospectus.

RESPONSE: Accepted.

STATEMENT OF ADDITIONAL INFORMATION (KOBREN GROWTH FUND):
--------------------------------------------------------

"MANAGEMENT OF THE TRUST AND THE FUND"; PAGE 18
-----------------------------------------------

COMMENT 19. Please delete the "s" from the caption "Interested Trustees" in the table of trustees and officers.

RESPONSE:  Accepted.


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U.S. Securities and Exchange Commission
April 28, 2006
Page 6

COMMENT 20. The SAI discloses on page 19 that the Nominating Committee will consider nominees recommended by shareholders. Please add disclosure of the procedures for shareholders to provide names to the Nominating Committee.

RESPONSE:  Accepted.  Appropriate changes were made to the SAI.

"PORTFOLIO MANAGERS - COMPENSATION"; PAGE 24
--------------------------------------------

COMMENT 21. The SAI discloses that Mr. Kobren receives a base salary and is eligible to receive a bonus, which is a discretionary amount determined annually based on an assessment of his individual performance and the overall performance of Kobren Insight Management, Inc. Please provide additional disclosure concerning Mr. Kobren's bonus, including the time frame for measuring performance, if it is based off pre- or post-tax performance, and whether or not benchmarks are utilized to compare performance.

RESPONSE: Accepted. The following disclosure will be added to the SAI: "For purposes of determining Mr. Kobren's discretionary bonus, there are no predetermined factors used to assess Mr. Kobren's performance or the overall performance of KIM, however such assessments are generally measured over a 12-month period."

COMMENT 22. State whether Mr. Vanneman receives a fixed base salary in addition to his discretionary performance bonus.

REPONSE: The current SAI disclosure will be revised to state: [[new text is underlined] "KIM's compensation packages for its portfolio managers, INCLUDING MESSRS. KOBREN AND VANNEMAN, are comprised of a fixed base salary and performance bonus as described below."

STATEMENT OF ADDITIONAL INFORMATION (DELPHI VALUE FUND):
--------------------------------------------------------

"MANAGEMENT OF THE TRUST AND THE FUND"; PAGE 15
-----------------------------------------------

COMMENT 23. Please delete the "s" from the caption "Interested Trustees" in the table of trustees and officers.

RESPONSE:  Accepted.

COMMENT 24. The SAI discloses on page 16 that the Nominating Committee will consider nominees recommended by shareholders. Please add disclosure of the procedures for shareholders to provide names to the Nominating Committee.

RESPONSE:  Accepted. Appropriate changes were made to the SAI.


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U.S. Securities and Exchange Commission
April 28, 2006
Page 7

"PORTFOLIO MANAGER - COMPENSATION"; PAGE 23
--------------------------------------------

COMMENT 25. Please move the disclosure regarding to the subadvisory fee paid by Kobren Insight Management, Inc. to Delphi Management, Inc. from the sectioned captioned "Portfolio Manager - Compensation" to the section captioned "Subadviser."

RESPONSE:  Accepted.

                                      *****

         The Trust's responses to staff's comments will be reflected in an amendment to the Trust's Registration Statement that will be filed pursuant to Rule 485(b) under the 1933 Act.

         Per the staff of the Commission's request and pursuant to the Commission's press release ("SEC Staff to Publicly Release Comment Letters and Responses," 2004-89), the Trust acknowledges the following:

     o The Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

     o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

     o The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions or comments on the Registration Statement, please contact me at (617) 526-6440 (collect) or Elaine S. Kim at (617) 526-6685.


Sincerely yours,

/S/ LEONARD A. PIERCE
---------------------
Leonard A. Pierce

cc:      Mr. Eric Godes
         Elaine S. Kim, Esq.
         Jeremy E. Gauld, Esq.